December 26, 2018 Securities and Exchange Commission Public Filing Desk 100 F Street , N.E. Washington, D.C. 20549 Re: Diamond Hill Funds (the “Registrant”); File Nos. 333-22075 and 811-8061 Request for Withdrawal of Amendment to Registration Statement on Form N-1A Ladies and Gentlemen: I am writing on behalf of the above referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), as amended, to request the withdrawal of the post-effective amendment (the “Amendment”) to the Registrants’ registration statement on Form N-1A filed with EDGAR submission type 485APOS, which was accepted via the EDGAR system at 2:59 pm on December 21, 2018 (Accession No. 0001032423-18-000061). The Amendment was erroneously filed under the 1933 Act only, and should have been filed under both the 1933 Act and the Investment Company Act of 1940. No securities were sold in connection with the offering. It is Trust’s understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Securities and Exchange Commission (“SEC”), unless the Trust receives notice from the SEC otherwise. If you have any questions, please contact Michael V. Wible at (614) 469-3297. Very truly yours, /s/ Michael V. Wible Michael V. Wible Michael.Wible@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3297